BD 3/29 *



07006095

UNITED STATES
JRITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-052164

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dillon Capital, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Revere Drive, Suite A
(No. and Street)

Northbrook	IL	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stewart Flink — 847-418-8302
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Stewart Flink, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dillon Capital, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

21st day of February 2007

Stewart Flink
Signature

Nancy J. Simenson
Notary Public



OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

President
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

McGladrey & Pullen
Certified Public Accountants

Dillon Capital, Inc.

Statement of Financial Condition

December 31, 2006

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

Dillon Capital, Inc.
Table of Contents
December 31, 2006

McGladrey & Pullen
Certified Public Accountants

Independent Auditors' Report

Stockholder of
Dillon Capital, Inc.

We have audited the accompanying statement of financial condition of Dillon Capital, Inc. as of December 31, 2006 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dillon Capital, Inc. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.



Chicago, Illinois
February 28, 2007

Dillon Capital, Inc.
Statement of Financial Condition
December 31, 2006

Assets

Cash	$	6,954
Total assets	**$**	**6,954**

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable	$	500
Stockholder's equity		6,454
Total liabilities and stockholder's equity	**$**	**6,954**

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Dillon Capital, Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company's business activities include the private placement of securities and the selling of limited partnerships interests.

Use of Estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Recognition—Private placement fees and related expenses are recognized at the time the private placement is substantially completed and the income is reasonably determinable.

Income Taxes—The Company has elected to be taxed under the Subchapter S provisions of the Internal Revenue Code. Under these provisions, the Company does not pay Federal corporate income taxes on its taxable income. The stockholder is liable for individual income taxes on the Company's taxable income.

Change in Accounting Policy—On January 1, 2006, the Company changed its policy for accruing professional fees. Professional fees are accrued as services are provided, rather than in advance for the period they related to.

Note 2 Related Parties

The Company has entered into an agreement with an entity affiliated through common ownership whereby certain operating expenses of the Company are paid by the affiliate and reimbursed by the Company.

Note 3 Concentration of Credit Risk

The Company maintains its cash in a bank deposit account that, at times, may exceed federally insured limits. The Company has not experienced any losses in this account. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 4 Net Capital Requirements and Subsequent Event

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"). Under this rule, the Company is required to maintain net capital of 6-2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but at December 31, 2006, the Company had net capital and net capital requirements of $6,454 and $5,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

Note 5 Subsequent Event

The stockholder of the Company is considering the sale of the Company at terms and conditions to be agreed upon.

END